Exhibit 99.1

Claude Resources Inc. Files Seabee Gold Operation Technical Report on SEDAR

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, May 2, 2012 /CNW/ - Claude Resources Inc. (TSX-CRJ) (NYSE Amex-CGR) ("Claude" or the "Company") today reported that it has filed an updated National Instrument 43-101 "NI 43-101" technical report for the Seabee Gold Operation on SEDAR (www.sedar.com).

Highlights include the following:

•	Mineral reserves increased, net of mining depletion, to 355,600 ounces at 5.37 grams per tonne from 352,600 ounces at 5.58 grams per tonne. Mineral reserves increased 18 percent at the Seabee Gold Mine, while reserves decreased 19 percent at the Santoy 8 Gold Mine.
•	Measured and indicated mineral resources increased to 70,700 ounces at 5.35 grams per tonne from 49,600 ounces at 5.70 grams per tonne, representing a 43 percent increase from 2010.
•	Inferred mineral resources increased to 873,400 ounces at 6.48 grams per tonne from 260,100 ounces at 6.23 grams per tonne in 2010, representing a 236 percent increase in contained ounces year over year.
•	A significant portion of these increases came from the discovery and delineation of the L62 and Santoy Gap deposits. Individually, the L62 deposit added 70,400 ounces to the probable reserve and 40,300 ounces to the inferred resource and the Santoy Gap deposit added 495,000 ounces to the inferred resource. Both deposits are proximal to existing mine infrastructure.
•	In 2012, the Company has budgeted 130,000 metres of drilling at the Seabee Gold Operation with a focus on continued reserve and resource growth at the Seabee and Santoy 8 mines and at Santoy Gap.
Table 1: Seabee Gold Operation, Mineral Reserves and Mineral Resources as at December 31, 2011.
	2011			2010			Year over Year
	Tonnes	Grade (g/t)	Gold Ounces	Tonnes	Grade (g/t)	Gold Ounces	Oz Change	Percent Change
Proven and Probable Mineral Reserves
Seabee	1,062,900	6.58	224,900	887,100	6.69	190,800
Santoy 8	997,100	4.08	130,600	1,079,900	4.66	161,900
Total Mineral Reserves	2,059,900	5.37	355,600	1,967,100	5.58	352,600	3,000	1%
Measured and Indicated Mineral Resources
Seabee	127,400	4.65	19,000	-	-	-
Santoy 8	12,600	5.04	2,000	-	-	-
Porky Main	160,000	7.50	38,600	160,000	7.50	38,600
Porky West	111,000	3.10	11,000	111,000	3.10	11,000
Total Measured and Indicated Resources	410,900	5.35	70,700	271,000	5.70	49,600	21,100	43%
Inferred Mineral Resources
Santoy Gap	2,321,000	6.63	495,000	-	-	-
Seabee	813,900	6.83	178,800	705,500	6.33	143,600
Santoy 8	850,000	5.46	149,300	384,800	5.35	66,200
Porky Main	70,000	10.43	23,500	70,000	10.43	23,500
Porky West	138,300	6.03	26,800	138,300	6.03	26,800
Total Inferred Resources	4,193,200	6.48	873,400	1,298,600	6.23	260,100	613,300	236%
Notes:
1.     Mineral reserves and resources were estimated by Claude Resources Inc. personnel and audited by SRK Consulting (Canada) Inc.
2.     Mineral reserves and mineral resources estimates have been completed in accordance with CIM Standards and are reported in accordance with Canadian Securities Administrators' National Instrument 43-101. Mineral resources are exclusive of mineral reserves.
3.     Seabee reserves and resources are estimated at a cut-off grade of 4.57 grams of gold per tonne and Santoy 8, Santoy Gap, Porky West and Porky Main resources are estimated at a cut-off grade of 3.0 grams of gold per tonne.
4.     Cut-off grades were calculated using a two year trailing price of CDN. $1,400 per ounce of gold, a U.S./CDN$ exchange rate of 1:1 and overall ore mining and processing costs are based on actual operating costs.
5.     All figures are rounded to reflect the relative accuracy of the 2011 estimates. Totals may not represent the sum of the parts due to rounding.
6.     Mineral resources are not mineral reserves and do not have demonstrated economic viability.
7. L62 mineral reserves and mineral resources are included in the Seabee totals.

Please visit www.clauderesources.com to review the technical report, a detailed longitudinal map of the Seabee and Santoy deposits and location map of the Seabee Gold Operation.

Mineral reserve and resource estimates for the Seabee Gold Operation were prepared by Claude Resources Inc. personnel Brian Skanderbeg, P. Geo., Vice President Exploration and Peter Longo, P. Eng., Vice President Operations. Both are a "qualified person" as defined by National Instrument 43-101 and have reviewed the content of this Media Release for accuracy.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 973,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured," "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

%CIK: 0001173924

For further information:

Neil McMillan, CEO and President
Phone: (306) 668-7505

Or

Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7501

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 10:00e 02-MAY-12